EXHIBIT 10.8

PCM, Inc.

Summary of 2019 Executive Incentive Plan

On June 23, 2019, the Committee and Board of Directors adopted and approved the 2019 Executive Incentive Plan (the “Plan”), which is effective for the 2019 fiscal year. Under the Plan, cash incentive amounts will be based upon two performance objectives, weighted differently for each executive eligible to participate in the Plan: (1) attainment of a target Adjusted EPS (the “Consolidated Target”) and (2) attainment of individual qualitative targets (the “Qualitative Target”). Adjusted EPS is defined under the Plan as diluted adjusted earnings per share, which is adjusted for special charges, if any, to be excluded from the calculation of Adjusted EPS in the discretion of the Committee, including but not limited to amortization of purchased intangibles, stock-based compensation and other non-cash adjustments such as goodwill and intangible asset adjustments, plus material M&A and related litigation costs and fees, unforeseen litigation and restructuring and related costs, and foreign exchange gains or losses, consistent with past disclosures.

Name & Title	Annual Salary	Incentive Target	Annual Incentive at Target	Quantitative %	Qualitative %
Frank Khulusi Chairman & CEO	$833,000	62%	$516,460	100%	0%
Brandon LaVerne Chief Financial Officer	381,000	40%	153,000	67%	33%
Rob Newton Chief Legal Officer	378,000	40%	152,000	0%	100%
Jay Miley President	500,000	40%	200,000	100%	0%
Simon Abuyounes Executive Vice President – IT & Operations	367,000	40%	147,000	67%	33%

The Plan will be funded at an individual target amount for each participant if the Company achieves 100% of the Consolidated Target for the 2019 calendar year. The Plan also has a minimum Adjusted EPS for any quantitative cash incentive to be paid under the Plan and contains decelerators based on performance below the respective quantitative performance target, with an annual threshold set at 89% of target, or the prior year comparable amount, whichever is higher. Quantitative cash incentives will be paid at 32% of the incentive target if the Company’s annual performance equals the minimum annual target threshold for payment of the quantitative cash amounts. If the Company’s performance falls below the threshold, no quantitative cash incentive will be earned.

The Plan also contains accelerators under which the cash incentive amounts can exceed the above described target amounts, with the maximum cash incentive amount equal to 200% of annual target cash incentive amounts, which will be paid if the Company’s performance equals or exceeds 110% of the respective annual performance target. The Plan further generally allows for 50% of the annual cash incentive targets to be paid in non-recoverable quarterly increments based on quarterly targets that make up components of the respective annual targets.

Messrs. LaVerne, Newton and Abuyounes each have certain individual qualitative targets that are tailored for his respective responsibilities to the Company based on recommendations made by our Chief Executive Officer and approved by the Committee and are paid quarterly or annually in the discretion of the Committee. These qualitative targets make up 33% of total cash incentive opportunity for each of Messrs. LaVerne and Abuyounes and 100% of the cash incentive opportunity for Mr. Newton.

The total annual cash incentive opportunity for the participating executive officers is approximately 62% of base salary for Mr. Khulusi, and approximately 40% of base salary for each of Messrs. Miley, LaVerne, Newton and Abuyounes. In addition to the above, Mr. Miley is eligible to receive an additional annual incentive up to $100,000 tied to the achievement of certain SG&A targets.

In the event of the consummation of a sale of the Company (“Transaction”) prior to the end of 2019, there will be an adjustment to the Consolidated Target to equal the YTD Adjusted EPS through the most recently completed fiscal quarters prior to the close of the Transaction (“Adjusted Consolidated Target”). The Company’s achievement through the YTD period ending with the most recently completed fiscal quarter prior to the close of the Transaction will be compared to the Adjusted Consolidated Target to determine the attainment percentage to be applied to each executive’s annual incentive opportunity including any true-up. This amount will then be multiplied by a fraction equal to the number of days in 2019 from January 1, 2019 through the closing date of the Transaction divided by 365 to determine the appropriate adjusted annual cash incentive to be paid to each executive. For the quarterly period in which the Transaction closes, the executive will earn a quarterly cash incentive at a level equal to 100% of their quarterly achievement, multiplied by a fraction equal to the number of days in the calendar quarter from the beginning of such quarter through the date of the transaction divided by 91 (provided for avoidance of doubt such fraction cannot exceed 100%) to determine the appropriate adjusted quarterly cash incentive to be paid to each executive.

Further, in the event of a Transaction in 2019, the executives with Qualitative Targets will be presumed to have achieved 100% of their Qualitative Target for the annual period and the portion of the quarter in which the Transaction was consummated. The executive’s annual qualitative incentive will be multiplied by a fraction equal to the number of days in 2019 from January 1, 2019 through the closing date of the Transaction divided by 365 to determine the appropriate adjusted annual qualitative cash incentive to be paid to each executive. For the quarterly period in which the Transaction closes, the executive will earn a quarterly qualitative cash incentive at a level equal to 100% of their quarterly achievement, multiplied by a fraction equal to the number of days in the calendar quarter from the beginning of the quarter through the date of the transaction divided by 91 (provided for avoidance of doubt such fraction cannot exceed 100%) to determine the appropriate adjusted quarterly qualitative cash incentive to be paid to each executive.

In the event of a Transaction in 2019, any amounts to be paid under the Plan will be paid on or before the closing date of the Transaction.

All amounts funded under the Plan may be increased or reduced for each executive officer at the sole discretion of the Committee based upon qualitative or quantitative factors which the Committee may deem appropriate from time to time. In addition to participation in the Plan, all of our executive officers are eligible for additional discretionary cash incentives or bonuses as determined from time to time by the Committee. No cash amount is earned until it is paid under any of these plans unless earned sooner at the sole discretion of the Company. Therefore, in the event the employment of an executive eligible under these plans is terminated (either by the Company or by the eligible executive, whether voluntarily or involuntarily) before any amount is paid, the executive will not be deemed to have earned the applicable cash incentive or bonus and will not be entitled to any portion of such amounts.